United States
                           Securities and Exchange Commission
                                Washington, D.C. 20549


                                     SCHEDULE 13G

                        Under the Securities Exchange Act of 1934
                                   (Amendment No.    )1



                      National Atlantic Holdings Corporation
                                   (Name of Issuer)


                                     Common Stock
                            (Title of Class of Securities)


                                     63253Y-10-7
                                    (CUSIP Number)


                                    December 31, 2005
                 (Date of Event which Requires Filing of this Statement)


       Check the appropriate box to designate the rule pursuant to which this
       Schedule is filed:

              [ X ]   Rule 13d-1(b)

              [   ]   Rule 13d-1(c)

              [   ]   Rule 13d-1(d)


(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


















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CUSIP No.  63253Y-10-7                      THE COMMERCE GROUP, Inc.
                                            SCHEDULE 13G
                                            AMENDMENT NO.
                                            FEBRUARY 13, 2006




1.     NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       The Commerce Group Inc.
       ID# 04-2599931


2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                    (a) [  ]
       Not Applicable                               (b) [  ]


3.     SEC USE ONLY


4.     CITIZENSHIP OR PLACE OF ORGANIZATION

       Commonwealth of Massachusetts


       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.     SOLE VOTING POWER                          610,672
6.     SHARED VOTING POWER                              0
7.     SOLE DISPOSITIVE POWER REPORTING           610,672
8.     SHARED DISPOSITIVE POWER                         0


9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       610,672


10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
       CERTAIN SHARES.   [    ]

       Not Applicable


11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       5.6%


12.    TYPE OF REPORTING PERSON
       HC












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CUSIP No.  63253Y-10-7                      THE COMMERCE GROUP, Inc.
                                            SCHEDULE 13G
                                            AMENDMENT NO.
                                            FEBRUARY 13, 2006


ITEM 1(a).   Name of Issuer

             National Atlantic Holdings Corporation

ITEM 1(b).   Address of Issuer's Principal Executive Offices

             4 Paragon Way
             Freehold, NJ   07728

ITEM 2(a).   Name of Person Filing

             The Commerce Group, Inc.

ITEM 2(b).   Address of Principal Business Office, or if None, Residence

             211 Main Street, Webster, MA   01570

ITEM 2(c).   Citizenship

             Organized under the laws of the Commonwealth of Massachusetts

ITEM 2(d).   Title of Class of Securities

             Common Stock

ITEM 2(e).   Cusip Number

             63253Y-10-7

ITEM 3. If this statement is filed pursuant to Rule 13d-1 (b) or 13d-2(b) or (c), Check whether the person filing is a:

  (a)   [ ]  Broker or dealer registered under Section 15 of the Act.

  (b)   [ ]  Bank as defined in Section 3(a)(6) of the Act.

  (c)   [ ]  Insurance company as defined in Section 3(a)(19) of the Act.

  (d)   [ ]  Investment company registered under Section 8 of the Investment
             Company Act of 1940.

  (e)   [ ]  An investment adviser in accordance with Rule 13d-1(b)(ii)(E);

  (f)   [ ]  An employee benefit plan or endowment fund in accordance with
             Rule 13d-1(b)(1)(ii)(F);

  (g)   [X]  A parent holding company or control person in accordance with
             Rule 13d-1(b)(1)(ii)(G);

  (h)   [ ]  A savings association as defined in Section 3(b) of the
             Federal Deposit Insurance Act;

  (i)   [ ]  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

  (j)   [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

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CUSIP No.  63253Y-10-7                      THE COMMERCE GROUP, Inc.
                                            SCHEDULE 13G
                                            AMENDMENT NO.
                                            FEBRUARY 13, 2006


ITEM 4.  Ownership.

         Provide the following information regarding the aggregate number and percentage of class of securities of the issuer identified in Item 1.

         (a)   Amount beneficially owned:     610,672

         (b)   Percent of class:     5.6%

         (c)   Number of shares as to which such person has:

               (i)   Sole power to vote or to direct the vote 610,672
               (ii)  Shared power to vote or to direct the vote 0,
               (iii) Sole power to dispose or to direct the disposition of
                     610,672
               (iv)  Shared power to dispose or to direct the disposition of 0


ITEM 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of
more than five percent of the class of securities check the following [   ].

         Not Applicable

ITEM 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not Applicable


ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

         The Commerce Insurance Company - (IC)


ITEM 8.  Identification and Classification of Members of the Group.

         Not Applicable


ITEM 9.  Notice of Dissolution of Group.

         Not Applicable


ITEM 10.  Certifications.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.


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CUSIP No.  63253Y-10-7                      THE COMMERCE GROUP, Inc.
                                            SCHEDULE 13G
                                            AMENDMENT NO.
                                            FEBRUARY 13, 2006





                                          SIGNATURE



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 13, 2006                         THE COMMERCE GROUP INC.








                                          /s/ Gerald Fels
                                          Gerald Fels
                                          Executive Vice President &
                                          Chief Financial Officer
































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